FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____.]

The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:

Document No. 1	Notice dated April 22, 2003 of Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. and accompanying Proxy Statement.

Document No. 2	Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant)

Date: April 25, 2003	By: /s/ MICHAEL J. SMITH

Michael J. Smith Vice President, General Counsel and Secretary

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ROYAL CARIBBEAN CRUISES LTD. 1050 Caribbean Way Miami, Florida 33132

Notice of Annual Meeting of Shareholders
To Be Held May 20, 2003

To the Shareholders of

ROYAL CARIBBEAN CRUISES LTD.

      Notice is hereby given that the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. (the “Company”) will be held at 11:00 A.M. on Tuesday, May 20, 2003 at the Hyatt Regency, 400 SE 2nd Avenue, Miami, Florida.

      The Annual Meeting will be held for the following purposes:

1.	To elect and to ratify the election of directors to the Company’s Board of Directors;

2.	To ratify the selection of independent certified public accountants;

3.	To consider a shareholder proposal, if presented to the meeting; and

4.	To transact such other business as may properly come before the meeting and any adjournment thereof.

      The Board of Directors has fixed the close of business on March 28, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

      All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend in person, it is requested that you promptly fill in, sign and return the enclosed proxy card.

By Order of the Board of Directors

Michael J. Smith,
Secretary

April 22, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way
Miami, Florida 33132

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 20, 2003

      This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Royal Caribbean Cruises Ltd. (the “Company”) from holders of the Company’s common stock, par value $.01 per share, for use at the Annual Meeting of Shareholders to be held on May 20, 2003, and any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting and described in more detail herein.

      All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election and ratification of the directors named elsewhere in this Proxy Statement, for ratification of the selection of independent certified public accountants, and against approval of the shareholder proposal, if presented. Abstentions are counted as present in determining the existence of a quorum but will not have the effect of votes in opposition to the election or ratification of a director or a “no” vote on proposals 2 or 3.

      Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing and submitting a later-dated proxy. Shareholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

      The Board of Directors has fixed March 28, 2003 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

VOTING SECURITIES

      As of March 28, 2003, the Company had outstanding 193,056,041 shares of common stock. Holders of record of the common stock at the close of business on March 28, 2003 are entitled to vote at the Annual Meeting. Each outstanding share is entitled to one vote.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of the common stock as of February 21, 2003 unless otherwise indicated (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and (ii) by all of the Company’s directors and officers as a group.

	Number of	Percentage
Name	Shares(1)	Ownership

A. Wilhelmsen AS(2)	42,966,472	22.2%
Cruise Associates(3)	48,281,900	25.0%
Putnam LLC d/b/a Putnam Investments(4)	20,080,205.8	10.3%
All Directors and Officers(5)	6,173,258	3.1%

(1)	For purposes of this table, any security which a person or group has a right to acquire within 60 days is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2)	Shareholdings of A. Wilhelmsen AS are as of April 10, 2003. A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.
(4)	According to a Schedule 13G filed by Putnam Investments on April 10, 2003 with the United States Securities and Exchange Commission, Putnam Investments beneficially owns 20,080,205.8 shares of our common stock. According to the Schedule 13G, securities reported as being beneficially owned by Putnam Investments consist of securities beneficially owned by subsidiaries of Putnam Investments which are registered investment advisors, which in turn include securities beneficially owned by clients of such investment advisors, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.
(5)	Includes (i) 4,191,072 shares of common stock issuable upon exercise of options granted to directors and officers of the Company, (ii) 1,071,412 shares of common stock held by Monument Capital Corporation (“Monument”), a Liberian corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family, (iii) 536,040 shares of common stock issued to a trust for the benefit of Mr. Fain and (iv) 247 shares of common stock held by Mr. Fain’s minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Amount does not include shares held by A. Wilhelmsen AS or Cruise Associates.

SHAREHOLDERS AGREEMENT

      A. Wilhelmsen AS (“Wilhelmsen”) and Cruise Associates are parties to a Shareholders Agreement dated as of February 1, 1993 as amended (the “Shareholder Agreement”) and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company’s voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company’s chief executive officer. In connection with the Company’s acquisition of Celebrity Cruise Lines Inc. (“Celebrity”), Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephan and William K. Reilly as directors of the Company.

      Of the persons proposed to be elected or ratified as directors at the 2003 Annual Meeting, Wilhelmsen has nominated Arvid Grundekjoen and Arne Alexander Wilhelmsen, Cruise Associates has nominated Bernard W. Aronson and Archinav Holdings, Ltd. has nominated John D. Chandris. Of the remaining directors, Wilhelmsen nominated Tor B. Arneberg and Gert W. Munthe and Cruise Associates nominated Laura Laviada, Eyal Ofer and Thomas J. Pritzker.

PROPOSAL 1: ELECTION AND RATIFICATION OF DIRECTORS

      On April 22, 2003, the Board of Directors increased the total number of directors of the Company from 12 to 13 directors and elected William L. Kimsey as a Class II director to fill the vacancy created by the increase.

      The current term of office of directors in Class I expires at the 2003 Annual Meeting. The Board of Directors proposes to elect Messrs. Bernard W. Aronson, John D. Chandris, Richard D. Fain and Arvid Grundekjoen as Class I directors for a term of three years and until their successors are duly elected and qualified. The Class I directors standing for election are currently serving as directors. Edwin W. Stephan and Arne Wilhelmsen are each resigning from the Board effective as of the 2003 Annual Meeting. The Board of Directors has elected Arne Alexander Wilhelmsen to fill the Class III vacancy created by the resignation of Arne Wilhelmsen and has approved the reduction of the total number of directors from 13 to 12 to eliminate the Class II vacancy created by the resignation of Edwin W. Stephan, in each case effective as of the 2003 Annual Meeting.

      Each of the nominees for director has consented to serve as a director. If any of them become unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee named by the Board.

      The Company is seeking election by the shareholders of Messrs. Aronson, Chandris, Fain and Grundekjoen as Class I directors and ratification by the shareholders of the election of Messrs. Kimsey and Arne Alexander Wilhelmsen as Class II and Class III directors, respectively.

      The background information for each of the nominees for election as directors and for those other persons who will be serving on the Board of Directors after the 2003 Annual Meeting is as follows:

      Tor B. Arneberg, 74, (Class II) has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and is an investor and member of the Board of Directors of Precision Contract Manufacturing, Inc. in Springfield, Vermont. Mr. Arneberg received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team. Mr. Arneberg is Chairman of the Company’s Audit and Compensation Committees.

      Bernard W. Aronson, 56, (Class I) has served as a Director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior thereto, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Mr. Aronson is a director of Liz Claiborne, Inc. and Hyatt International. Mr. Aronson serves on the Company’s Audit and Compensation Committees.

      John D. Chandris, 52, (Class II) has served as a Director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd’s Register. Mr. Chandris serves on the Company’s Environmental Committee.

      Richard D. Fain, 55, (Class I) has served as a Director since 1981 and as Chairman and Chief Executive Officer of the Company since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization, and is a director of First Choice Holidays PLC. Mr. Fain has been involved in the shipping industry for over 25 years.

      Arvid Grundekjoen, 47, (Class I) has served as a Director since November 2000. Since 2002, Mr. Grundekjoen has been Chairman of the Board of Awilco ASA, a public shipping company, and served as its Chief Executive Officer from 1992 until 2001. He is also President and Chief Executive Officer of Anders Wilhelmsen & Co. AS and serves as Chairman of the supervisory boards of Linstow AS and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company. Mr. Grundekjoen serves on the Company’s Nominating and Director Affairs Committee.

      William L. Kimsey, 60, (Class II) has served as a Director since April 2003. Mr. Kimsey was employed for 32 years through September 2002 with the independent public accounting firm Ernst & Young. From 1998 through 2002, Mr. Kimsey served as the Chief Executive Officer of Ernst & Young Global and Global Executive Board member of Ernst & Young and from 1993 through 1998 as the Firm Deputy Chairman and Chief Operating Officer. Among other responsibilities during his tenure with Ernst & Young, Mr. Kimsey oversaw the successful combination of Ernst & Young with over 55 former Arthur Andersen practices throughout the world. Mr. Kimsey is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Kimsey serves on the Company’s Audit Committee.

      Laura Laviada, 52, (Class III) has served as a Director since July 1997. Prior to 2000, Ms. Laviada was the Chairman and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In October 2000, Ms. Laviada sold her equity interest in the company and is currently involved in several non-profit organizations, including Pro-mujer, an organization that provides credit and micro-enterprise training for women in Mexico. Ms. Laviada serves on the Company’s Compensation Committee.

      Gert W. Munthe, 46, (Class II) has served as a Director since May 2002. Since September 2002, Mr. Munthe has served as managing partner of Ferd Private Equity, a private equity company that focuses on mid-cap companies in the technology area. From 1994 through January 2000, Mr. Munthe was a director of Alpharma, Inc., a New York Stock Exchange-listed life science company active in animal health and generic pharmaceuticals, and served as its Chief Operating Officer from 1998 until 1999 and as its Chief Executive Officer in 1999. From 1993 through 1998, Mr. Munthe was the President and Chief Executive Officer of NetCom, a leading wireless telecommunication operator in Norway that is listed on the Oslo and London Stock Exchanges.

Mr. Munthe is a director of Anders Wilhelmsen & Co AS. He served in the Royal Norwegian Navy and was previously with McKinsey & Co. Mr. Munthe serves on the Company’s Audit and Compensation Committees.

      Eyal Ofer, 52, (Class III) has served as a Director since May 1995. Mr. Ofer has served as the Chairman of Carlyle M.G. Limited since May 1991 and as Chairman of Associated Bulk Carriers Limited since September 2002. Mr. Ofer serves on the Company’s Nominating and Director Affairs and Environmental Committees.

      Thomas J. Pritzker, 52, (Class II) has served as a Director since February 1999. Mr. Pritzker is Chairman and CEO of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman and CEO of Hyatt Corporation and Hyatt International. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago. Mr. Pritzker is Chairman of the Company’s Nominating and Director Affairs Committee.

      William K. Reilly, 63, (Class III) has served as a Director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University’s Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, World Wildlife Fund, the Packard Foundation and the Presidio Trust. He also serves as a director of Dupont, Conoco, Ionics, Eden Springs and Evergreen Holdings. Mr. Reilly is Chairman of the Company’s Environmental Committee.

      Arne Alexander Wilhelmsen, 37, (Class I) is currently Executive Vice President in the Anders Wilhelmsen & Co. Group of companies and has held a variety of managerial positions within the group of companies since 1995. Mr. Arne Alexander Wilhelmsen is a member of the board of directors of A. Wilhelmsen AS and various other business units within the A. Wilhelmsen group of companies. From 1996 through 1997, Mr. Wilhelmsen was engaged as a marketing analyst for the Company and since 2001 has served as a member of the board of directors of Royal Caribbean Cruise Line AS, a wholly owned subsidiary of the Company that is responsible for the sales and marketing activities of the Company in Europe. Mr. Wilhelmsen has a Masters of Business Administration from IMD, Lausanne, Switzerland. Arne Alexander Wilhelmsen is the son of Arne Wilhelmsen.

      The election or ratification of election of Messrs. Aronson, Chandris, Fain, Grundekjoen, Kimsey and Arne Alexander Wilhelmsen to the Board of Directors requires the approval of a majority of the votes cast at the Annual Meeting.

      The Board of Directors unanimously recommends a vote FOR the election or ratification of election of each of the persons named above.

PROPOSAL 2: RATIFICATION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      PricewaterhouseCoopers LLP has been appointed as independent certified public accountants of the Company for the fiscal year ending December 31, 2003. PricewaterhouseCoopers LLP has served as the Company’s independent accountants for over 15 years. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting to respond to appropriate questions from the shareholders and to make a statement if the representative desires to do so.

      The Board of Directors unanimously recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP as independent certified public accountants for the 2003 fiscal year.

PROPOSAL 3: CONSIDERATION OF SHAREHOLDER PROPOSAL

      The Company has been notified that Messrs. Robert L. Kurte and Harold Kurte intend to present the following proposal for consideration at the annual meeting:

“Whereas We Believe:

Shareholders of the corporation should be encouraged to experience the cruises offered by the company.

And Whereas:

Due to competitive pressures within the cruise industry and to encourage shareholder loyalty the company needs to provide increased benefits to its shareholders.

Hereby Be it Resolved:

Royal Caribbean Cruises Ltd. is to extend the following benefit to all shareholders holding a minimum of 100 shares:

$250 Onboard credit per stateroom on sailings of 14 days or longer
$100 Onboard credit per stateroom on sailings of 7-13 days
$ 50 Onboard credit per stateroom on sailings of 6 days or less

This benefit is to take effect thirty (30) days after the adoption of this proposal and shall apply to all cruises aboard Royal Caribbean and Celebrity Cruises from that point forward.
This benefit will not be available to employees, travel agents, tour conductors or anyone else cruising on a reduced-rate or complimentary basis. There will be only one onboard credit per shareholder occupied cabin.”

      The Board of Directors of the Company unanimously recommends a vote AGAINST adoption of this proposal for the following reasons:

      Offering onboard credits to our shareholders directly impacts the pricing and revenue management policies of the Company. The responsibility for adopting, implementing and modifying these policies rests exclusively with management, which is best able to tailor these policies in response to changing market conditions. The Board is against the adoption of a shareholder proposal that pertains to operational matters within the responsibility of management.

      Nonetheless, management of the Company has determined that at the current time a benefit similar to that being presented in the proposal would benefit the Company. The Company has implemented this travel benefit for bookings made through March 31, 2004 and will consider implementing the same or similar benefits whenever the Company determines it beneficial.

OTHER MATTERS

      The Board of Directors has no knowledge of any other matters that may come before the Annual Meeting. If any other matters shall properly come before the meeting, the persons designated as proxies will have discretionary authority to vote the shares thereby represented in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

      Proposals of shareholders intended to be presented at the Company’s next annual meeting of shareholders must be received by the Secretary of the Company no later than January 21, 2004 at the Company’s executive offices: 1050 Caribbean Way, Miami, Florida 33132

Michael J. Smith,
Secretary

Dated: April 22, 2003

▼ FOLD AND DETACH HERE ▼

ROYAL CARIBBEAN CRUISES LTD.

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 20, 2003

    The undersigned hereby appoints Richard D. Fain and Bonnie S. Biumi, and each of them, as the undersigned’s attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the annual meeting of shareholders of Royal Caribbean Cruises Ltd. to be held at the Hyatt Regency, Miami, Florida on Tuesday, May 20, 2003 at 11:00 A.M., local time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the proposals set forth below and in accordance with their discretion on any other matters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice and Proxy Statement, dated April 22, 2003, and Annual Report to Shareholders for 2002.

The Board of Directors unanimously recommends a vote FOR Items 1 and 2.

1.	Vote for Directors For the election or ratification of election of Bernard W. Aronson, John D. Chandris, Richard D. Fain, Arvid Grundekjoen, William L. Kimsey and Arne Alexander Wilhemsen.

☐	FOR all persons listed (Except as marked to the contrary)	☐	WITHHOLD AUTHORITY to vote for all persons listed

INSTRUCTION: To withhold authority to vote for any individual person, line through the name of that person.

2.	Ratification of appointment of PricewaterhouseCoopers LLP as the Company’s independent accountants for 2003.

☐ FOR	☐	AGAINST	☐	ABSTAIN

The Board of Directors unanimously recommends a vote AGAINST Item 3.

3.	To approve the shareholder proposal relating to onboard credits.

☐ FOR	☐	AGAINST	☐	ABSTAIN

(continued on reverse side)

▼ FOLD AND DETACH HERE ▼

(continued from other side)

       THE SHARES COVERED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 AND 2 AND AGAINST PROPOSAL 3.

       Please sign exactly as your name appears on this Proxy. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If a corporation, please sign the full corporate name by duly authorized officer. If a partnership, please sign the full partnership name by authorized person. If shares are held jointly, each shareholder named should sign.

PLEASE FILL IN, DATE, SIGN AND RETURN THIS PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF RETURNED IN THE ACCOMPANYING ENVELOPE AND MAILED IN THE UNITED STATES.

Dated:	, 2003

Signature

Signature

PLEASE SIGN AND DATE HERE AND RETURN PROMPTLY